Exhibit 99.1

Golden Star Reports Two Fatalities at Prestea Underground Gold Mine

TORONTO, Jan. 2, 2018 /CNW/ - Golden Star Resources (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") regrets to report two fatalities at its Prestea Underground Gold Mine ("Prestea Underground") in Ghana on December 29, 2017.

Initial investigations suggest that the two employees succumbed to smoke inhalation sickness following exposure to blasting gasses. Golden Star suspended operations at Prestea Underground to allow for the initial investigation of the incident, but the mine resumed full operation as of January 1, 2018. Mine management and the Inspector of Mines continue to conduct further investigations.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"We are deeply saddened by the passing of two of our colleagues.  On behalf of us all at Golden Star, and particularly the close-knit team at Prestea, we extend our sincerest condolences to the individuals' families and friends.  Safety is our highest priority and we take great care in ensuring that all of our underground team members have self-rescuers and that they are trained to use them correctly.  We are conducting further investigations to understand why this tragedy occurred and how to prevent it from happening again."

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa.

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/January2018/02/c5930.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 02-JAN-18